

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 – 66464 |



### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AQUEDUCT CAPITAL GROUP, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 E. THIRD STREET, SUITE 100
(No. And Street)

| CHARLOTTE, | NC | 28204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK H. EDWARDS
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 60 EAST 42ND STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, FRANK H. EDWARDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUEDUCT CAPITAL GROUP, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public


MARSHALL PIZZO
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 3-19-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


SEC MAIL
FEB 2 8 2007
WASH, D.C.

AQUEDUCT CAPITAL GROUP, LLC

F/K/A ALPHALINK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Member of Aqueduct Capital Group, LLC
F/K/A Alphalink Partners, LLC:

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC, F/K/A Alphalink Partners, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aqueduct Capital Group, LLC, F/K/A Alphalink Partners, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 21, 2007

AQUEDUCT CAPITAL GROUP, LLC
F/K/A ALPHALINK PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

## ASSETS

| | |
|---|---|
| Cash | $ 370,699 |
| Fixed assets (net of accumulated depreciation of $8,241) | 41,354 |
| Deposit | 2,390 |
| TOTAL ASSETS | $ 414,443 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued expenses | $ 185,908 |
| TOTAL LIABILITIES | 185,908 |
| MEMBER'S EQUITY: | |
| Member's equity | 228,535 |
| TOTAL MEMBER'S EQUITY | 228,535 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 414,443 |

The accompanying notes are an integral part of this financial statement.

AQUEDUCT CAPITAL GROUP, LLC
F/K/A ALPHALINK PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (f/k/a Alphalink Partners, LLC) (the "Company") was formed on January 9, 2004 in the State of Delaware. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned all of their membership interests in the Company to the sole member (Aqueduct Capital Holdings, LLC), and ceased to be members of the Company. Pursuant to the terms of the Assignment and Admission Agreement, the sole member was admitted as a member of the Company. The name change was effective on February 23, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the National Association of Securities Dealers, Inc.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for the securities brokerage industry.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customers.

Cash consists of cash invested in a commercial bank account.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $184,791, which was $179,791 in excess of its required net capital of $5,000.

AQUEDUCT CAPITAL GROUP, LLC
F/K/A ALPHALINK PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006
(continued)

NOTE 3 - INCOME TAXES

Provision for income taxes is not included in the Company's financial statements, since the Company is a sole member limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

The Company leases office space, office equipment and automobiles. The leases expire on various dates through August, 2010. The following is a schedule of future minimum lease payments required under the leases:

| Year ending December 31 | Amount |
|---|---|
| 2007 | $ 73,841 |
| 2008 | 35,648 |
| 2009 | 17,312 |
| 2010 | 10,504 |
| Total | $ 137,305 |

END